UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURUSANT TO
§ 240.13d-2(a)

(Amendment No.  1)*

 IVEDA SOLUTIONS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46583A105

(CUSIP Number)

Gary J. Kocher

K&L Gates LLP

925 Fourth Avenue, Suite 29

Seattle, Washington 98104

206) 623-7580

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46583A105

1.	Names of Reporting Persons Luz Berg
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,422,183*
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 1,422,183*
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,422,183*
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.8%**
14.	Type of Reporting Person (See Instructions) IN

*           Includes 1,422,183 shares of common stock issuable upon the exercise of warrants and options.

**        Based on 24,209,770 shares of common stock outstanding, options to purchase 4,042,762 shares of common stock outstanding, and warrants to purchase 1,612,778 shares of common stock outstanding as of May 1, 2012, as reported on the Issuer’s Schedule 14A filed with the Securities and Exchange Commission on May 16, 2012.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.00001 per share (the “Common Stock”) of Iveda Solutions, Inc. (“Iveda”). This Schedule 13D is being filed by Luz Berg (the “Reporting Person”) for the purpose of amending and supplementing the Schedule 13D filed with the Securities and Exchange Commission on May 17, 2011 by the Reporting Person (the “Original Schedule”).

Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Original Schedule. Except as specifically set forth herein, the Original Schedule remains unmodified.

Item 3. Source and Amount of Funds or Other Consideration.

On June 20, 2011, Iveda granted an option to the Reporting Person to purchase up to 500,000 shares of Iveda’s common stock. The option was granted in consideration for the Reporting Person’s services on behalf of Iveda. The option has an exercise price of $1.00 per share and became immediately exercisable with respect to all 500,000 shares upon grant. The option was granted pursuant to the Iveda Solutions, Inc. 2010 Stock Option Plan, as amended (incorporated by reference as Exhibit 3), and pursuant to a Notice of Grant of Stock Option and a Stock Option Agreement (the forms of which are incorporated by reference as Exhibits 1 and 2), which contain provisions with respect to the accelerated vesting and termination of the option upon termination of employment under various circumstances. The option expires 10 years after the date of grant.

On April 12, 2012, the Reporting Person transferred 77,817 shares of Common Stock to a third party in order to settle a personal loan.

Item 4. Purpose of Transaction.

The purpose of the option grant described above is to reward the Reporting Person for her service and efforts on behalf of Iveda. Except as set forth in this statement (including any information incorporated by reference) and in connection with the option grant described above, the Reporting Person does not have any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

The purpose of the April 12, 2012 transfer of 77,817 shares of Common Stock was to settle a personal loan.

Item 5. Interest in Securities of the Issuer.

(a) See items 11 and 13 of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person.

(b) See items 7 through 10 of the cover page to this Schedule 13D for the number of shares of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 3 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Form of Notice of Grant of Stock Option under the Iveda Solutions, Inc. 2010 Stock Option Plan, as amended (incorporated by reference to Exhibit 4.2 to the S-8 filed on 6/24/2011).

2	Form of Stock Option Agreement under the Iveda Solutions, Inc. 2010 Stock Option Plan, as amended (incorporated by reference to Exhibit 4.2 to the S-8 filed on 6/24/2011).

3	Iveda Solutions, Inc. 2010 Stock Option Plan, as amended (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A filed on 5/2/2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 3, 2012
(Date)

/s/ Luz Berg
(Signature)
Luz Berg, COO
(Name and Title)